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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No. 4)
ORIGEN FINANCIAL, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
68619E208
(CUSIP Number of Class of Securities)
December 31, 2007
(Date of Event Which Requires Filing of This Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐   Rule 13d-1(b)
☑   Rule 13d-1(c)
☐   Rule 13d-1(d)
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	68619E208	Page	2	of	5 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. Identification Nos. of Above Persons (entities only)

Paul A. Halpern

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		1,777,500 (1) (2)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		27,500 (2) (3)

WITH	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,777,500 (1)(2)(3)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.8%

12	TYPE OF REPORTING PERSON

IN
(1) Includes 1,750,000 held by Woodward Holding, LLC, a Michigan limited liability company (“Woodward”). The Reporting Person is the sole manager of Woodward. The Reporting Person disclaims beneficial ownership of the shares held by Woodward.
(2)Includes 5,000 shares of the Issuer's common stock which may be acquired pursuant to options that are currently exercisable.
(3)The sole member of Woodward exclusively retains dispositive power over the 1,750,00 shares held by Woodward.

Page	3	of	5 Pages
Item 1.
(a) Name of Issuer.
Origen Financial, Inc.
(b) Address of Issuer’s Principal Executive Offices.
27777 Franklin Road, Suite 1700
Southfield, MI 48034
Item 2.
(a) Name of Person Filing.
Paul A. Halpern
(b) Address of Principal Business Office or, if none, Residence.
2300 Harmon Road
Auburn Hills, MI 48326
(c) Citizenship.
United States
(d) Title of Class of Securities.
Common stock, $.01, par value
(e) CUSIP Number.
68619E208
Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
Not applicable.

Page	4	of	5 Pages
Item 4. Ownership.
(a) Amount Beneficially Owned: 1,777,500 (2)(3)
(b) Percent of Class: 6.8% (1)
(c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote: 1,777,500 (2)(3)
(ii) shared power to vote or to direct the vote: -0-
(iii) sole power to dispose or to direct the disposition of: 27,500 (2) (4)
(iv) shared power to dispose or to direct the disposition of: -0-
(1)	Based upon 25,988,895 shares of Common Stock issued and outstanding as of November 1, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

(2)	Includes 5,000 shares of the Issuer’s common stock which may be acquired pursuant to options that are currently exercisable.

(3)	Includes 1,750,000 shares of the Issuer’s common stock held by Woodward. The Reporting Person is the sole Manager of Woodward and holds exclusive voting power with respect to such shares. The Reporting Person disclaims beneficial ownership of the shares of the Issuer’s common stock held by Woodward.

(4)	The sole member of Woodward exclusively retains dispositive power over the 1,750,000 shares held by Woodward.
Item 5. Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8. Identification and Classification of Members of the Group.
Not applicable.

Page	5	of	5 Pages
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certification.
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

/s/ Paul A. Halpern Paul A. Halpern
Dated: February 5, 2008